SEC File Number:

333-82084-01

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 28, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PAPERWEIGHT DEVELOPMENT CORP.

Full Name of Registrant

N/A

Former Name if Applicable

825 East Wisconsin Avenue, P.O. Box 359

Address of Principal Executive Office (Street and Number)

Appleton, Wisconsin 54912-0359

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On November 12, 2014, Paperweight Development Corp. (the “Company”) filed a Current Report on Form 8-K announcing that the Audit Committee of the Board of Directors of the Company had determined that the Company’s consolidated financial statements for the years ended December 28, 2013, December 29, 2012, and December 31, 2011, and the financial statements for the quarters ended March 31, 2014 and June 30, 2014 should no longer be relied upon. The Audit Committee made this determination following consultation with and upon the recommendation of management and following consultation with the Company’s independent accountants, PricewaterhouseCoopers LLP.

The Company has concluded that certain aspects of its accounting for redeemable equity securities issued to the Company’s Employee Stock Ownership Plan were incorrect because of a misapplication in the guidance on accounting for redeemable equity. The Company assessed the impact of this misapplication on its prior interim and annual financial statements and concluded that the combined impact was material to these financial statements. Accordingly, the Company will revise its financial statements to correct these errors. The Company believes, based on information available to date, that correcting the accounting for redeemable equity securities will have no impact on the Company’s results of operations or cash flows. Because of the additional time required to finalize the necessary accounting corrections that impact the period to be presented in the Form 10-Q for the quarterly period ended September 28, 2014 (“Form 10-Q”), the Company does not expect to complete the preparation of its financial statements for the fiscal quarter ended September 28, 2014 within the prescribed time for the filing of the Form 10-Q. The Company expects to file the Form 10-Q by November 17, 2014.

In connection with this matter, the Company will be evaluating whether any of the matters identified in the course of the restatement analysis were the result of one or more material weaknesses in its internal control over financial reporting. The Company has not yet determined whether any material weaknesses in its internal control over financial reporting existed. The Company will consider the effect of these errors on its prior conclusions regarding the Company’s internal control over financial reporting and disclosure controls and procedures.

Forward-Looking Statements

This Form 12b-25 contains certain forward-looking statements, including with respect to the anticipated restatement of historical financial results and the Company’s ability to file the Form 10-Q by the extension of the deadline. These forward-looking statements are preceded by terms such as “expects,” “anticipates” or “believes.” These forward-looking statements are based on information currently available to the Company. Such forward-looking statements involve risks and uncertainties, and actual results may differ materially from those expressed or implied. Consequently, the Company wishes to caution readers not to place undue reliance on any such statements. Such risks and uncertainties include factors relating to the timing and nature of the additional work required to complete the closing procedures for the Form 10-Q and the resolution of the accounting errors discovered during the preparation of the Form 10-Q. The Company undertakes no obligation to update or correct any forward-looking statement made herein due to the occurrence of events after the filing of this Form 12b-25, except as required under applicable federal securities law.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Jeffrey J. Fletcher	920	734-9841
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed, the third quarter 2014 results will include a $24 million charge for the previously disclosed Fox River Funding Agreement, which was signed on September 30, 2014.

Paperweight Development Corp. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 12, 2014	By:	/s/ Jeffrey J. Fletcher
		Name:	Jeffrey J. Fletcher
		Title:	Vice President and Controller